SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: AUGUST, 2006	SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Press Release”, dated July 5, 2006 about 3rd quarterly results.

2.

“Press Release”, dated July 11, 2006 about entering into a Letter of Intent with CNPC Limited.

3.

“Press Release”, dated August 1, 2006 about continuing with the due diligence phase with the CNPC deal.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 30 June 2006

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Quarterly Results

DALLAS – July 5, 2006 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Interim Quarterly report for the third quarter ended April 30, 2006 of its 2006 fiscal year ending June 30, 2006 and filed the report with securities regulators on SEDAR. The report is also contained within a 6-K filing with the SEC on EDGAR dated July 3, 2006.

The date of the report is as of June 29, 2006 and a summary of management's discussion and analysis contained therein follows.

As at April 30, 2006, the Company's interim consolidated financial statements reflect a working capital position of $2,514,833. This represents an increase in the working capital of approximately $2,554,000 compared to the July 31, 2005 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving cash proceeds of $3,600,000.  The increase was offset by general and administrative requirements during the period.  The cash balance at April 30, 2006 was $2,648,141 compared to $98,898 as at July 31, 2005, an increase of $2,549,243. During the current quarter, the Company’s cash balance decreased by $666,388.

The Company used $822,711 for operating activities during the nine months ended April 30, 2006 compared with $600,876 in the nine months ended April 30, 2005.  The current level of spending is 37% higher than the prior year spending for operations.  During the current quarter, the Company used $622,995 as compared with $433,127 in the same fiscal quarter in the prior year.

The cash resources provided by investing activities during the nine months ended April 30, 2006 was $3,324,347 compared with using $5,802 in the nine months ended April 30, 2005.  The Company’s property expenditures were reduced to a maintenance level until management decides to commence further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $98,643.  During the current quarter, the Company used $43,393 as compared with an inflow of $33,681 in the same fiscal quarter in the prior year.

The cash resources provided by financing activities during the nine months ended April 30, 2006 was $47,613 compared with $840,253 in the nine months ended April 30, 2005.  During the current period the company received proceeds of $60,000 for share issuances compared with $847,735 in the prior period.  During the current quarter, cash resources provided by financing activities were $nil as compared with $767,614 in the same fiscal quarter in the prior year.

Overall, the Company had income from operations during the nine months ended April 30, 2006 of $2,463,634 compared to a loss of $1,313,673 in the nine months ended April 30, 2005.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition.  There were no disposals in the nine months ended April 30, 2005.

About Continental Energy Corporation: Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Signs LOI for Bengara-II Farm Out

DALLAS – July 11, 2006 – Continental Energy Corporation (OTCBB: CPPXF) today announced that together with its joint venture partner, GeoPetro Resources Company, it has entered into a Letter of Intent (“LOI”) with CNPC (Hong Kong) Limited (“CNPC-HK”)  to farm-out a 70% stake in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract.

The LOI calls for closing on July 31, 2006 subject to a definitive farm-out agreement providing for the detailed commercial terms of the deal not already agreed in the LOI and also subject to a joint operating agreement to provide for joint petroleum operations in the Bengara-II PSC. Closing is also subject to completion of remaining legal and financial due diligence and to obtaining all necessary approvals.

Principle farm-out terms, agreed in the LOI, and to be incorporated in the definitive agreements include:

1.

Continental-GeoPetro (Bengara-II) Ltd.  (“CGB2”) owns a 100% interest in the 3,649 square kilometer  Bengara-II Production Sharing Contract (“PSC”) in East Kalimantan, Indonesia. Continental owns 60% of CGB2 and GeoPetro owns 40%. After the farm out  of 70% to CNPC-HK, Continental will retain 18%.

2.

CNPC-HK will pay an Earning Obligation in cash at closing in the amount of US$ 18,700,000 into a jointly controlled CGB2 account which funds shall be used exclusively to pay for work on the Bengara-II PSC area, including the drilling four exploration wells included in CGB2’s approved 2006 work program and budget.

3.

CNPC-HK will pay for and carry all of Continental and GeoPetro’s shares of exploration and development work until the earlier of 1) an additional amount of US$ 41,300,0000 over and above the Earning Obligation funds has been expended or 2) the month after the first commercial lifting of crude oil from the Bengara-II PSC is delivered and sold.

4.

CNPC-HK will pay also pay directly to Continental and GeoPetro a cash bonus in the amount of US$ 5,000,000  contingent upon the first commercial oil or gas discovery within the Bengara-II PSC area.

About CNPC (Hong Kong) Ltd.:

CNPC (Hong Kong) Limited is a 52% owned subsidiary of the China National Petroleum Company based in Beijing, PRC. The remaining 48% is publicly held. CNPC (Hong Kong) Limited is based in Hong Kong and its shares trade on the Hong Kong Stock Exchange under the listing number 0135.HK. For further information, please visit their web site at www.cnpc.com.hk.

About GeoPetro Resources Company:

GeoPetro Resources Company has been Continental’s partner in CGB2 and the Bengara-II PSC since 2000, owning a 40% share. GeoPetro is based in San Francisco and its shares trade on the Toronto Stock Exchange under the symbol GEP.S. For further information, please visit their web site at www.geopetro.com.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on shareholder capital appreciation through making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

James D. Eger, CFO

Dallas, Texas

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Continues Due Diligence for CNPC-HK Deal

DALLAS – August 1, 2006 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it is continuing with the due diligence phase of its announced deal with CNPC (Hong Kong) Ltd. (CNPC-HK) and now expects the deal to close during August.

Continental and its partner, GeoPetro Resources Company, entered into a Letter of Intent (LOI) in July with CNPC-HK to farm-out a 70% stake in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract in East Kalimantan, Indonesia.

Closing is subject to a definitive farm-out agreement providing for the detailed commercial terms of the deal not already agreed in the LOI and also subject to a joint operating agreement to provide for joint petroleum operations in the Bengara-II PSC. Closing is also subject to completion of remaining legal and financial due diligence and to obtaining all necessary approvals.

About CNPC (Hong Kong) Ltd.:

CNPC (Hong Kong) Limited is a 52% owned subsidiary of the China National Petroleum Company based in Beijing, PRC. The remaining 48% is publicly held. CNPC (Hong Kong) Limited is based in Hong Kong and its shares trade on the Hong Kong Stock Exchange under the listing number 0135.HK. For further information, please visit their web site at www.cnpc.com.hk.

About GeoPetro Resources Company:

GeoPetro Resources Company has been Continental’s partner in CGB2 and the Bengara-II PSC since 2000, owning a 40% share. GeoPetro is based in San Francisco and its shares trade on the Toronto Stock Exchange under the symbol GEP.S. For further information, please visit their web site at www.geopetro.com.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240